Exhibit 1

HAVAS
[LOGO]

PRESS RELEASE


                                                     Suresnes, December 13, 2005


At a press conference today, Havas Chairman Vincent Bollore said that the Group's finance team told him that revenue in 2005 is expected to be around 1.41 billion euros (based on the budget exchange rate assumption of (euro)1 / $1.30), that organic growth should be in the region of 1.5% in 2005, compared with 2.8% at the end of September due notably to a month of December 2005 expected to be down substantially compared with December 2004 which recorded unusually strong revenues, that the 2005 operating margin (i.e., operating income as a percentage of revenue) in IFRS should be closer to 10% than to the 11.6% posted for 2004,

that net income for 2005 should remain positive.

Concerning the outlook for 2006, Vincent Bollore indicated that he believes the second half of the year should be better than the first half which will remain adversely impacted by the effects of accounts lost in 2005.

These estimates for 2005 and 2006 are based on the Group's latest budget revisions.

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About Havas

Havas (Euronext Paris: HAV.PA; Nasdaq: HAVS) is a global advertising and communications services group. Headquartered in Paris, Havas has three principal operating divisions: Euro RSCG Worldwide which is headquartered in New York, Arnold Worldwide Partners in Boston, and Media Planning Group in Barcelona. A multicultural and decentralized Group, Havas is present in 77 countries through its networks of agencies located in 44 countries and contractual affiliations with agencies in 33 additional countries. The Group offers a broad range of communications services, including traditional advertising, direct marketing, media planning and buying, corporate communications, sales promotion, design, human resources, sports marketing, multimedia interactive communications and public relations. Havas employs approximately 14,400 people.

Further information about Havas is available on the company's website: www.havas.com

Forward-Looking Information

This document contains certain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions, concerning matters that are not historical facts. These forward-looking statements reflect Havas' current views about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause Havas' actual results to differ significantly from those expressed in any forward-looking statement. Certain factors that could cause actual results to differ materially from expected results include changes in global economic, business, competitive market and regulatory factors. For more information regarding risk factors relevant to Havas, please see Havas' filings with the U.S. Securities and Exchange Commission. Havas does not intend, and disclaims any duty or obligation, to update or revise any forward-looking statements contained in this document to reflect new information, future events or otherwise.


Contacts :

Communications:                                       Peggy Nahmany
                                                      Tel: +33 (0)1 58 47 90 73
                                                      peggy.nahmany@havas.com

Investor Relations:                                   Stephane Houri
                                                      Tel: +33 (0)1 58 47 91 35
                                                      stephane.houri@havas.com


2 allee de Longchamp 92281 Suresnes Cedex, France
Tel +33 (0) 1 58 47 90 00  Fax +33 (0) 1 58 47 99 99  www.havas.com
SA au capital de 171 552 757,20 euros- 335 480 265 RCS Nanterre - APE 744 B